SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 26, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

3Q25 Earnings Release NOVEMBER 26 TH, 2025

BANCO MACRO 3Q25 EARNINGS RELEASE 2 Index 01 Summary 02 Disclaimer 03 Results 04 Financial Assets 05 Public Sector Assets 06 Funding 07 Liquid Assets 08 Solvency 09 Asset Quality 10 2Q25 Snapshot 11 Relevant and Recent Events 12 Regulatory Changes 13 CER Exposure and Foreign Currency Position

BANCO MACRO 3Q25 EARNINGS RELEASE 3 Banco Macro Announces Results for the Third Quarter of 2025 Buenos Aires, Argentina, November 26, 2025 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2025 (“3Q25”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2024 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2025.

BANCO MACRO 3Q25 EARNINGS RELEASE 4 NET INCOME Ps.176.7 billion Ps.271.9 billion 9M25. 35% LOWER THAN 9M24 9M24 ACCUMULATED RETURN ON AVERAGE EQUITY & ACCUMULATED RETURN ON AVERAGE ASSETS 4.5% 1.3% ROAE 9M25 ROAA 9M25 BANCO MACRO’S TOTAL FINANCING Ps. 10.12 trillion +69% 3Q25 HIGHER THAN 3Q24 BANCO MACRO’S TOTAL DEPOSITS Ps. 11.8 trillion +11% 3Q25 HIGHER THAN 3Q24 BANCO MACRO’S TOTAL DEPOSITS REPRESENTED PRIVATE SECTOR DEPOSITS 3Q25 75% Ps. 10.91 trillion OF TOTAL LIABILITIES +6% HIGHER THAN 2Q25

BANCO MACRO 3Q25 EARNINGS RELEASE 5 EXCESS CAPITAL CAPITAL ADEQUACY RATIO Ps. 3.3 trillion 29.9% 265% EXCESS IN 3Q25 IN 3Q25 TIER 1 RATIO LIQUID ASSETS / TOTAL DEPOSITS RATIO 29.2% 67% IN 3Q25 IN 3Q25 BANK´S NON-PERFORMING TO TOTAL FINANCING RATIO COVERAGE RATIO 3.19% 120.87% IN 3Q25 IN 3Q25 RETAIL CUSTOMERS CORPORATE CUSTOMERS 6.29 million 219,235 IN 3Q25 IN 3Q25

BANCO MACRO 3Q25 EARNINGS RELEASE 6 Summary .01 • IN THE FIRST 9 MONTHS OF 2025 (“9M25”) THE BANK’S NET INCOME totaled Ps.176.7 billion. This result was 35% or Ps.95.2 billion lower than the result posted in the same period of last year. As of 3Q25, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 4.5% and 1.3%, respectively. • In 9M25, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.2.69 trillion, 42% or Ps.1.92 trillion lower than in 9M24. • In 9M25, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.1.03 trillion, 64% or Ps.1.84 trillion lower than in 9M24. • In 3Q25, BANCO MACRO’S TOTAL FINANCING increased 3% or Ps.332.4 billion quarter over quarter (“QoQ”) totaling Ps.10.12 trillion and increased 69% or Ps.4.13 trillion year over year (“YoY”). In 3Q25 USD financing increased 10% while peso financing decreased 2%. • In 3Q25, BANCO MACRO’S TOTAL DEPOSITS increased 5% or Ps.556.4 billion QoQ and increased 11% or Ps.1.17 trillion YoY, totaling Ps.11.81 trillion and representing 75% of the Bank’s total liabilities. Private sector deposits increased 6% or Ps.604.9 billion QoQ. In 3Q25, Peso deposits decreased 1% while USD deposits increased 3%. • Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.3.30 trillion, 29.9% Capital Adequacy Ratio – Basel III and 29.2% Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 67% of its total deposits in 3Q25. • In 3Q25, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 3.19% and the COVERAGE RATIO reached 120.87%. • As of 3Q25, through its 469 branches and 8,811 employees Banco Macro serves 6.29 million retail customers (2.5 million digital customers) across 23 of the 24 Provinces in Argentina and over 219,235 corporate customers.

BANCO MACRO 3Q25 EARNINGS RELEASE 7 Disclaimer .02 This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance. This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish. This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2024 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO 3Q25 EARNINGS RELEASE 8 3Q25 Earnings Release Conference Call Monday, December 1, 2025 Time: 11:00 a.m. Eastern Time 1:00 p.m. Buenos Aires Time To participate, please register here: Banco Macro 3Q25 Earnings Call IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

BANCO MACRO 3Q25 EARNINGS RELEASE 9 Results .03 Earnings per outstanding share were Ps.-51.76 in 3Q25, 121% lower than in 2Q25 and 128% lower than the result posted a year ago. Banco Macro’s 3Q25 net income totaled a Ps. 33.1 billion loss, this result was Ps.191.5 billion lower than the previous quarter and Ps.153.4 billion lower than a year ago. This result was mainly due to: i) higher loan loss provisions, ii) higher administrative expenses (mostly bonuses and severance payments), iii) lower income from government and private securities, iv) lower net fee income which were partially offset by: i) higher other operating income, ii) a lower loss related to the net monetary position (lower inflation in the quarter) and iii) lower income tax. As of 3Q25 the accumulated Net Income represented and accumulated ROAE and ROAA of 4.5% and 1.5% respectively. Total comprehensive income for the quarter totaled a Ps.28.4 billion loss, 117% lower than the result posted in the previous quarter and 135% below 3Q24. Net operating income (before G&A and personnel expenses) was Ps.779.6 billion in 3Q25, 23% or Ps.233.7 billion lower compared to 2Q25 due to lower income from government securities. On a yearly basis, Net Operating Income (before G&A and personnel expenses) decreased 29% or Ps.312.9 billion. In 3Q25, Provision for loan losses totaled Ps.158.6billion, 45% or Ps.49.4 billion higher than in 2Q25. On a yearly basis provision for loan losses increased 424% or Ps.128.4 billion. Operating income (after G&A and personnel expenses) was Ps.164.4 billion in 3Q25, 65% or Ps.311.2 billion lower than in 2Q25 and 69% or Ps.367.6 billion lower than a year ago.

BANCO MACRO 3Q25 EARNINGS RELEASE 10 It is important to emphasize that this result was obtained with a leverage of only 4.3x assets to equity ratio. The Bank’s 3Q25 net interest income totaled Ps.686.2 billion, 7% or Ps.52.2 billion lower than in 2Q25 and 8% or Ps.63.6 billion lower YoY. This result was due to a Ps.113.87 billion increase in interest expense while interest income increased Ps.61.6 billion. In 3Q25 interest income totaled Ps.1.22 trillion, 5% or Ps.61.6 billion higher than in 2Q25 and 7% or Ps.84.7 billion higher than in 3Q24. Income from interest on loans and other financing totaled Ps.930.3 billion, 18% or Ps.139.7 billion higher compared with the previous quarter mainly due to an 11% increase in the average volume of private sector loans and by a 111

BANCO MACRO 3Q25 EARNINGS RELEASE 11 basis points increase in the average lending rate. On a yearly basis Income from interest on loans increased 74% or Ps.396.2 billion. In 3Q25, income from government and private securities decreased 24% or Ps.85.4 billion QoQ (mainly inflation adjusted bonds BONCER valued at amortized cost) and decreased 52% or Ps.292.8 billion compared with the same period of last year. This result is explained 97% by income from government and private securities at amortized cost and the remaining 3% is explained by income from government securities valued at fair value through other comprehensive income. In 3Q25, income from Repos totaled Ps.6.3 billion, 493% or Ps.5.3 billion higher than the previous quarter and 74% or Ps.18.1 billion lower than a year ago. It is worth noting that as of July 22, 2024 the Central Bank decided to terminate Repos and replaced them with LEFIs (issued by the Treasury) which were then terminated on July 10th 2025. In 3Q25 FX income totaled a Ps.13.8 billion loss, Ps.37.5 billion lower than in 2Q25, mainly due to the Ps.28 billion loss from foreign currency exchange which was partially offset by a Ps. 14.2 billion gain related to the conversion of Fx assets and liabilities to pesos. On a yearly basis FX income decreased 164% or Ps.35.2 billion. In the quarter the Argentine peso depreciated 14.4% against the USD. As of April 2025 the Central Bank of Argentina replaced the 1% crawling peg allowing the Argentine Peso to float freely between Ps.928 and Ps.1,507.

BANCO MACRO 3Q25 EARNINGS RELEASE 12 The Bank’s 3Q25 interest expense totaled Ps.528.4 billion, increasing 27% or Ps.113.9 billion compared to the previous quarter and increased 39% (Ps.148.4 billion) compared to 3Q24. In 3Q25, interest on deposits represented 94% of the Bank’s total interest expense, increasing 24% or Ps.96.6 billion QoQ, due to a 248 basis points increase in the average rate paid on deposits while the average volume of private sector deposits increased 10%. On a yearly basis, interest on deposits increased 36% or Ps.131.3 billion.

BANCO MACRO 3Q25 EARNINGS RELEASE 13 In 3Q25, the Bank’s net interest margin (including FX) was 18.7%, lower than the 23.5% posted in 2Q25 and the 31.5% posted in 3Q24.

BANCO MACRO 3Q25 EARNINGS RELEASE 14 In 3Q25 Banco Macro’s net fee income totaled Ps.177.3 billion, 7% or Ps.13.9 billion lower than in 2Q25 and was 14% or Ps.22.1 billion higher than the same period of last year. In the quarter, fee income totaled Ps.204.1 billion, 8% or Ps.16.6 billion lower than in 2Q25. In the quarter Credit Card fees stand out with a 22% or Ps.14.2 billion decrease, followed by credit related fees which decreased 27% or Ps.3.1 billion, which were partially offset by a 7% or Ps.1.8 billion increase in Corporate Services fees. On a yearly basis, fee income increased 12% or Ps.21.4 billion. In the quarter, total fee expense decreased 9% or Ps.2.7 billion. On a yearly basis, fee expenses decreased 2% or Ps.649 million.

BANCO MACRO 3Q25 EARNINGS RELEASE 15 In 3Q25 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.19.5 billion gain, decreasing 84% or Ps.101 billion compared to 2Q25. This result is mainly due lower income from Government Securities. On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 86% or Ps.117 billion. On a quarterly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 84%.

BANCO MACRO 3Q25 EARNINGS RELEASE

In the quarter, **Other Operating Income** totaled Ps.69 billion, 42% or Ps.20.5 billion higher than in 2Q25 due to higher credit and debit cards income (Ps.14.7 billion) and a Ps.14.8 billion increase in Others which was partially offset by a Ps.7 billion decrease in Other service related fees. On a yearly basis, Other Operating Income increased 16% or Ps.9.7 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at E	3Q24	4Q24	1Q25	2Q25	3Q25	QoQ	YoY
Credit and debit cards	11,106	12,733	17,213	-12,297	2,384	-	-79%
Lease of safe deposit boxes	5,741	5,547	4,742	5,783	6,663	15%	16%
Other service related fees	30,653	24,429	31,450	38,362	31,412	-18%	2%
Other adjustments and interest from other receivables	8,958	9,675	9,154	6,936	10,690	54%	19%
Initial recognition of loans	-6,390	-	6,279	2,505	-4,211	-	-
Sale of property, plant and equipment	-41	-	-	23	-	-	-
Others	9,273	7,104	8,102	7,241	22,089	205%	138%
Other Operating Income	**59,300**	**59,488**	**76,940**	**48,553**	**69,027**	**42%**	**16%**

In 3Q25 **Banco Macro's administrative expenses plus employee benefits** totaled Ps.331.5 billion, 12% or Ps.35.1 billion higher than the previous quarter, due to a 20% increase in employee benefits while Administrative expenses decreased 3%. On a yearly basis, administrative expenses plus employee benefits decreased Ps.431 million.

Employee benefits increased 20% or Ps.38.7 billion QoQ, Remunerations increased 5% or Ps.6.4 billion while Social Security contributions increased 24% or Ps.7.5 billion and Compensation and bonuses increased 139% or Ps.23.6 billion (mainly due to early retirement plans).On a yearly basis, Employee benefits increased 8% or Ps.16.9 billion.

In 3Q25, **administrative expenses** decreased 3% or Ps.3.6 billion, due to lower (78% or Ps5.6 billion) Directors and statutory auditors fees and lower Hired administrative services (62% or Ps.2.2 billion) On a yearly basis administrative expenses decreased 15% or Ps.17.3 billion.

In 3Q25, **the accumulated efficiency ratio** reached 39.1%, deteriorating from the 35.9% posted in 2Q25 and from the 25.5% posted a year ago. In 3Q25 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 10%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 19% compared to 2Q25.

16

BANCO MACRO 3Q25 EARNINGS RELEASE 17 In 3Q25,Other Operating Expenses totaled Ps.242 billion, increasing 21% or Ps.42.2 billion QoQ, Other provision charges stand out with a 289% or Ps.9.4 billion increase while Others increased 34% or Ps.23.2 billion. On a yearly basis, Other Operating Expenses increased 29% or Ps.53.7 billion.

BANCO MACRO 3Q25 EARNINGS RELEASE

In 3Q25, the result from the net monetary position totaled a Ps.203.1 billion loss, 6% or Ps.13 billion lower than the loss posted in 2Q25 and 46% or Ps.171 billion lower than the loss posted one year ago. Lower inflation was observed during the quarter (4 b.p. below 2Q25 level, down to 5.97% from 6.01% in 2Q25).

OPERATING RESULT	MACRO consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	3Q24	4Q24	1Q25	2Q25	3Q25	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	531,941	438,979	390,720	475,614	164,368	-65%	-69%
Result from net monetary position (i.e. inflation adjustment)	-374,053	-269,598	-300,097	-216,109	-203,078	-	-
Operating Result (Inc. Loss from net monetary position)	157,888	169,381	90,623	259,505	-38,710	-	-

In 3Q25, given **Banco Macro's negative net income no income tax charge was registered.**

For more information, please see note 21 "Income Tax" of our Financial Statements.



Assets Breakdown
12%
5%
27%
32%
24%
6%
5%
25%
50%
14%
8%
5%
22%
49%
16%
Others
PP&E
Debt Securities
Loans & Other receivables
Cash & Cash equivalents
3Q24
$18,759,329
2Q25
$19,558,608
3Q25
$20,562,863

18

BANCO MACRO 3Q25 EARNINGS RELEASE

Financial Assets .04

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.10.12 trillion, increasing 3% or Ps.332.4 billion QoQ and increasing 69% or Ps4.13 trillion YoY. In 3Q25 Private sector loans increased 3% or Ps.278.2 billion. On a yearly basis Private sector loans increased 67% or Ps.3.94 trillion.

Within commercial loans Documents and Others stand out with a 4% or Ps.60.4 billion and a 27% or Ps.453.9 billion increase, respectively, meanwhile **Overdrafts** decreased 21% or Ps.364.9 billion.

Within **consumer lending, almost all product lines increased during 3Q25 (except for credit card loans which decreased 1% or Ps.21.3 billion), personal loans, mortgage loans and pledged loans stand out** with an 8% or Ps.156.8 billion a 12% or Ps.92.8 billion and a 6% or Ps.13.1 bllion increase respectively.

Within **private sector financing,** peso financing decreased 2% or Ps.192.1 billion, while US dollar financing increased 10% or USD 170 million.

As of 3Q25, **Banco Macro's market share over private sector loans** was 9%.

LOANS AND OTHER FINANCING	MACRO Consilidated										Change	
In MILLION $ (Measuring Unit Current at EOP)	3Q24	%	4Q24	%	1Q25	%	2Q25	%	3Q25	%	QoQ	YoY
Public Sector	**58,551**	*1%*	**85,299**	*1%*	**70,791**	*1%*	**124,735**	*1%*	**132,456**	*1%*	**6%**	**126%**
Finacial Sector	**46,482**	*1%*	**77,000**	*1%*	**120,747**	*1%*	**114,473**	*1%*	**160,938**	*2%*	**41%**	**246%**
Financial Sector	46,618		77,036		120,865		114,534		161,016		41%	245%
Less: Expected Credit Losses	-136		-36		-118		-61		-78		28%	-43%
Private Sector	**5,892,707**	*98%*	**6,913,792**	*98%*	**8,424,969**	*98%*	**9,551,986**	*98%*	**9,830,211**	*97%*	**3%**	**67%**
Overdrafts	894,820	*15%*	660,002	*9%*	1,366,311	*16%*	1,758,167	*18%*	1,393,291	*14%*	-21%	56%
Discounted documents	835,447	*14%*	1,245,567	*18%*	1,329,194	*15%*	1,587,223	*16%*	1,647,626	*16%*	4%	97%
Mortgage loans	509,297	*8%*	614,798	*9%*	669,913	*8%*	756,994	*8%*	849,767	*8%*	12%	67%
Pledged loans	130,343	*2%*	149,551	*2%*	188,863	*2%*	232,442	*2%*	245,566	*2%*	6%	88%
Personal loans	1,035,932	*17%*	1,406,521	*20%*	1,804,370	*21%*	2,023,477	*21%*	2,180,253	*21%*	8%	110%
Credit Card loans	1,474,461	*25%*	1,681,382	*24%*	1,754,669	*20%*	1,753,903	*18%*	1,732,545	*17%*	-1%	18%
Leasing	19,402	*0%*	20,062	*0%*	17,335	*0%*	18,823	*0%*	16,828	*0%*	-11%	-13%
Others	1,118,457	*19%*	1,286,301	*18%*	1,498,000	*17%*	1,710,532	*17%*	2,164,448	*21%*	27%	94%
Less: Expected Credit Losses	-125,452		-150,392		-203,686		-289,575		-400,113		38%	219%
Total loans and other financing	**5,997,740**	**100%**	**7,076,091**	**100%**	**8,616,507**	**100%**	**9,791,194**	**100%**	**10,123,605**	**100%**	**3%**	**69%**
Total loans in Pesos	**4,996,829**		**5,701,438**		**6,870,556**		**7,767,162**		**7,575,036**		**-2%**	**52%**
Total loans in foreign currency	**1,000,911**		**1,374,653**		**1,745,951**		**2,024,032**		**2,548,569**		**26%**	**155%**
EOP FX (Pesos per USD)	**970.9167**		**1,032.5000**		**1,073.8750**		**1,194.0833**		**1,366.5833**		**11%**	**41%**
Total loans in foreign currency (USD)	**1,031**		**1,331**		**1,626**		**1,695**		**1,865**		**10%**	**81%**
USD financing / Financing to the private sector	**17%**		**19%**		**20%**		**21%**		**25%**			

19

BANCO MACRO 3Q25 EARNINGS RELEASE 20 Public Sector Assets .05 In 3Q25, the Bank’s public sector assets to total assets ratio was 22.3%, lower than the 24.9% registered in the previous quarter, and lower than the 27% posted in 3Q24. In 3Q25 Government securities at fair value through O.C.I. decreased 63% or Ps.189.1 billion (Government securities in pesos decreased 100% or Ps.197.3 billion) also in the quarter Government Securities at amortized cost decreased 3% or Ps.117.3 billion (Inflation adjusted CER Government securities decreased 11% or Ps.331.4 billion mostly related to TZX27 bond) while Government securities at fair value through profit or loss decreased 7% or Ps.52 billion (Dual bonds decreased 11% or Ps.61.1 billion, mostly TTD26, TTJ26 and TTS26) In 3Q25, a 63% decrease in Government securities at fair value trhough O.C.I. stands out.

BANCO MACRO 3Q25 EARNINGS RELEASE 21 Funding .06 Deposits Banco Macro’s deposit base totaled Ps.11.81 trillion in 3Q25, increasing 5% or Ps.556.4 billion QoQ and increasing 11% or Ps.1.17 trillion YoY and representing 75% of the Bank’s total liabilities. On a quarterly basis private sector deposits increased 6% or Ps.604.9 billion while public sector deposits decreased 5% or Ps.49.6 billion. Within private sector deposits, demand deposits increased 10% or Ps.475.2 billion, while time deposits increased 4% or Ps.202.2 billion QoQ. In the quarter peso deposits decreased 1% or Ps.48 billion, while US dollar deposits increased 3% or USD 95 million. As of 3Q25, Banco Macro’s market share over private sector deposits was 7.4%. Banco Macro’s transactional deposits represent approximately 49% of its total deposit base as of 3Q25. These accounts are low cost and are not sensitive to interest rate increases.

BANCO MACRO 3Q25 EARNINGS RELEASE 22 Other sources of funds In 3Q25, the total amount of other sources of funds increased 5% or Ps.291.2 billion compared to 2Q25 mainly due to a Ps.212.5 billion increase in Corporate bonds (It should be noted that during 3Q25 the Bank issued additional Class G USD notes in the amount of USD 130 million). On a yearly basis, other sources of funds increased 13% or Ps.727.1 billion.

BANCO MACRO 3Q25 EARNINGS RELEASE

Liquid Assets .07

In 3Q25, **the Bank's liquid assets** amounted to Ps.7.9 trillion, showing a 5% or Ps.370.1 billion increase QoQ, and an 18% or Ps.1.78 trillion decrease on a yearly basis. In 3Q25 Cash increased 21% or Ps.543.4 biillion while Net Repos decreased totaled Ps.-207.6 billion. In 3Q25 Banco Macro's liquid assets to total deposits ratio reached 67%.

In 3Q25 Cash increased 21% or Ps.543.4 billion while **Net Repos transactions** totaled Ps.-207.6 billion.

In 3Q25, Banco Macro's liquid assets to **total deposits ratio** reached 67%.

LIQUID ASSETS	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at E	3Q24	4Q24	1Q25	2Q25	3Q25	QoQ	YoY
Cash	4,569,652	3,281,671	2,411,709	2,646,597	3,190,038	21%	-30%
Guarantees for compensating chambers	166,356	169,040	158,832	169,862	184,932	9%	11%
Call	18,446	11,772	76,721	71,754	101,123	41%	448%
Net Repos	1	-23,121	63,211	-	-207,576	-	-
Other government & private securities	4,928,645	4,704,227	4,630,441	4,641,790	4,631,577	0%	-6%
Total	**9,683,100**	**8,143,589**	**7,340,914**	**7,530,003**	**7,900,094**	**5%**	**-18%**
Liquid assets to total deposits	**91%**	**79%**	**68%**	**67%**	**67%**		

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BANCO MACRO 3Q25 EARNINGS RELEASE 24 Banco Macro continued showing high solvency levels in 3Q25 with an integrated capital (RPC) of Ps.4.55 trillion over a total capital requirement of Ps.1.25 trillion. Banco Macro’s excess capital in 3Q25 was 265% or Ps.3.3 trillion. The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 29.9% in 3Q25; TIER1 Ratio stood at 29.2%. The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL. Solvency .08

BANCO MACRO 3Q25 EARNINGS RELEASE 25 Asset Quality .09 In 3Q25, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 3.19%, up from 2.06% in 2Q25, and from the 1.15% posted in 3Q24. Consumer portfolio non-performing loans deteriorated 149b.p. (up to 4.3% from 2.81% in 2Q25) while Commercial portfolio non-performing loans deteriorated 33 b.p. in 3Q25 (up to 0.85% from 0.52%). The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 120.87% in 3Q25. Write-offs over total loans totaled 0.29%. The Bank is committed to continue working in this area to maintain excellent asset quality standards. Expected Credit Losses (E.C.L) (I.F.R.S.9) The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2024 20-F)

BANCO MACRO 3Q25 EARNINGS RELEASE 26 3Q25 Snapshot .10 In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2025

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BANCO MACRO 3Q25 EARNINGS RELEASE 29 Relevant and Recent Events .11 · Cash dividend Payment On June 5th, 2025 the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits for an aggregate amount of AR $300,000,000,000, in cash or in kind, as requested by the Bank, such distribution shall be made under the terms provided for in the rules and regulations on "Distribution of Profits" currently in force. Pursuant to Communication “A” 8214, such amount shall be paid in constant currency of the payment date/s, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each instalments is made available according to the payment schedule duly fixed by the Board Regarding the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina for the payment of a dividend of AR $300,000,000,000, please be advised that the Board of Banco Macro S.A. resolved to apply the amount of AR $300,000,000,000 to the payment of a cash dividend in 10 equal and consecutive monthly instalments. The amount of each one of such instalments shall be paid in constant currency, using the most recently-published consumer price index (CPI) as determined by Instituto Nacional de Estadísticas y Censos (INDEC) to the date each instalment is made available to the shareholders.

BANCO MACRO 3Q25 EARNINGS RELEASE 30 As of September 30, 2025 the Bank paid installments 1 through 4 in te amount of (millions of pesos, current prices) Ps.33,978.991; Ps.34,529,086; Ps.35,185,720; Ps.35,845,731. As of the date of this report the Bank also paid installment 5 in the amount of Ps.36,589,874 (million of pesos, current prices) · Share Buyback Program On October 8, 2025 the Board of Directors of the Bank has decided to establish the terms and conditions for the repurchase of shares issued by the Bank, in accordance with Article 64 of Law No 26,831 and Rules of the CNV (Comisión Nacional de Valores) This decision has been adopted based on the current domestic and international macroeconomic context and the fluctuations in the capital market in general, which has materially affected the price of domestic shares, including the quotation of the shares of the Bank. In addition, the Board of Directors has taken into consideration the financial strength of the Bank and its liquidity. Therefore, the Board of Directors has decided to establish the following terms and conditions for the acquisition of shares issued by the Bank: Maximum amount of the investment: Up to Ps.$ 225,000,000,000 Maximum number of shares to be acquired: Up to 30,000,000 Class B, common book-entry shares of par value AR$ 1 (one Argentine Peso) per share and entitled to 1 (one) vote each, which amount is within the Bank’s 10% capital stock limit established in accordance with the applicable provisions currently in force. Maximum payable price: Up to Ps. $ 7,500 per share. Term for the acquisition: 60 calendar days, from the date following the publication date of the relevant information in the Bulletin of the Buenos Aires Stock Exchange, subject to any further renewal or extension, which shall be duly informed to the public in such Bulletin. Finally, it is informed that in order to comply with the current regulations that establish that the amount of acqusitions made in one day may not exceed 25% of the average daily transaction volume. On October 13, 2025 the Bank acquired 2,000 Class B Shares at an average price of Ps.7,490 per share for a total amount of Ps.14,980,000. On October 15 the Bank acquired additional 21,107 Class B shares at an average price of Ps.7,426.31 for a total amount of Ps.156,747,150,000 · Interest Payment Series A USD denominated Subordinated Notes On November 4th, 2025 the Bank paid interest of Series A USD denominated Subordinated Notes in the amount of USD 13,286,000.

BANCO MACRO 3Q25 EARNINGS RELEASE 31 Regulatory Changes .12 · Net Global FX Position In September 2025, through Communication “A” 8311 the Central Bank of Argentina established Effective as of December 1, 2025 the short (negative fx position) position) will be measured on a daily basis (previously a monthly average). Furthermore, it established a new limit for the negative daily spot position, which may not exceed 30% of the previous month’s equity. · FX Market Foreign Exchange and External Sector (Communication "A" 8336, 09/26/2025). Any individual purchasing dollars in the official market, cannot operate in the financial dollar markets (blue chip swap or MEP) for the following 90 calendar days. · Reserve Requirements On November 1, 2025, through Communication “A” 8350, the Central Bank established that minimum cash reserve requirements must be calculated based on the monthly average, while ensuring a daily minimum integration of 95%. On November 20, 2025, through Communication “A” 8355, the Central Bank of Argentina eliminated, effective December 1, 2025, the additional 3.5-percentage-point reserve requirement applied to demand deposits and certain money-market-related accounts which was ruled on August 29 and effective since September 1, while increasing the portion that may be integrated with qualifying government securities by the same amount. The daily minimum integration requirement will also be lowered from 95% to 75%. Additionally the Central Bank of Argentina extended until March 31, 2026 the additional 5-percentage-point reserve requirement originally established by Communication “A” 8302 for Group A banks while maintaining the possibility for integration with eligible government securities.

BANCO MACRO 3Q25 EARNINGS RELEASE 32 CER Exposure and Foreign Currency Position .13

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BANCO MACRO 3Q25 EARNINGS RELEASE 36 3Q25 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 26, 2025

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer